UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2023

Commission File No. 0-53646

Grown Rogue International Inc.
(formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	News Release - Grown Rogue Closes USD$2.0M Convertible Debenture Financing (Mindset Capital), as originally filed on Sedar on December 5, 2022
2.	Form 51-102F3 Material Change Report regarding USD$2.0M Convertible Debenture Financing (Mindset Capital), as originally filed on Sedar on December 6, 2022
3.	News Release - Grown Rogue Reports Fourth Quarter 2022 Results, Record Revenue and aEBITDA, as originally filed on Sedar on December 13, 2022
4.	News Release - Grown Rogue Grants Options and Issues Shares, as originally filed on Sedar on January 10, 2023
5.	News Release - Grown Rogue Exercises Option and Acquires Controlling Interest in Golden Harvests, as originally filed on Sedar on January 31, 2023
6.	Form 51-102F3 Material Change Report regarding Grown Rogue Exercises Option and Acquires Controlling Interest in Golden Harvests, as originally filed on Sedar on February 2, 2023
7.	News Release - Grown Rogue Increases Oregon Sungrown Capacity, as originally filed on Sedar on February 21, 2023
8.	News Release - Grown Rogue Increases Oregon Sungrown Capacity, as originally filed on Sedar on February 21, 2023
9.	Consolidated Financial Statements for the years ended October 31, 2022 and 2021, as originally filed on Sedar on February 28, 2023
10.	Form 51-102F1 Management Discussion & Analysis for the year ended October 31, 2022, as originally filed on Sedar on February 28, 2023
11.	Form 52-109FV1 CEO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on February 28, 2023
12.	Form 52-109FV1 CFO Certification of Annual Filings Venture Issuer Basic Certificate, as originally filed on Sedar on February 28, 2023
13.	Form 13-502F1 Class 1 and 3B Reporting Issuers – ON Participation Fee, as originally filed on Sedar on February 28, 2023
14.	Form 13-502F1 Class 1 and 3B Reporting Issuers – AB Participation Fee, as originally filed on Sedar on February 28, 2023
15.	News Release - Grown Rogue Reports Fiscal 2022 Results, Revenue Growth of 89% and Positive Free Cash Flow, as originally filed on Sedar on March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 15, 2023	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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